Exhibit 99.2

Significant accounting policy applicable in the future (IFRS 16)

The expected impact of the application of IFRS (International Financial Reporting Standards) 16 "Leases" applicable as of January 1, 2019 on the Group's debt is an increase of between $5 and $6 billion.

TOTAL proposes a final dividend of 0.64 €/share and an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017

TOTAL announces the end of the scrip dividend option

The Board of Directors met on February 6, 2019, and decided to propose to the Shareholders’ Meeting, which will be held on May 29, 2019, the distribution of an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017, in accordance with the 2018-20 shareholder return policy announced in February 2018. Given the three 2018 interim dividends of 0.64 €/share decided by the Board of Directors, the final 2018 dividend will amount to 0.64 €/share.

In the context of the solid financial position of the Group, the Board of Directors decided to propose to this Meeting that the final 2018 dividend of 0.64 €/share be paid exclusively in cash. The Board of Directors also decided not to propose to this Meeting the renewal of the scrip dividend option for the 2019 interim dividends that the Board of Directors may decide, which will therefore be paid exclusively in cash.

Hence, subject to approval at the Combined Shareholders’ Meeting, shareholders and American Depositary Shares (ADS) holders will receive the final 2018 dividend in cash according to the following timetable:

	Shareholders	ADR holders
Ex-dividend date	June 11, 2019	June 7, 2019
Payment date	June 13, 2019	July 2, 2019

Furthermore, the Board of Directors also decided to amend the timetable for the third 2018 interim dividend announced on October 26, 2018, in accordance with new Euronext Paris market rules applicable to scrip dividends since January 1, 2019.

The timetable for the payment of this third interim dividend is revised as follows:

Third interim dividend timetable	In 2019
Ex-dividend date	March 19th
Record date	March 20th*
Period to opt in for the payment in new shares	March 21st** to March 28th
Payment in cash (opt out) /Delivery of the shares (opt in)	April 5th

*Previously on March 18th.

**Previously on March 19th.

Given that these rules only apply to shares listed on Euronext Paris, the timetable for ADS holders announced on October 26, 2018 remains unchanged.

The Board of Directors will meet on March 13, 2019 to set the conditions of this third 2018 interim dividend and, in particular the issuance price for the new shares to be issued.

TOTAL Makes Significant Discovery And Opens A New Petroleum Province Offshore South Africa

On February 7, 2019, TOTAL S.A. (together with its subsidiaries and affiliates, "TOTAL" or the "Group") announced it made a significant gas condensate discovery on the Brulpadda prospects, located on Block 11B/12B in the Outeniqua Basin, 175 kilometers off the southern coast of South Africa.

The Brulpadda well encountered 57 meters of net gas condensate pay in Lower Cretaceous reservoirs. Following the success of the main objective, the well was deepened to a final depth of 3,633 meters and has also been successful in the Brulpadda-deep prospect.

TOTAL drilled this exploration well with the latest generation drilling ship and was able to leverage its experience in similar environments, such as the West of Shetland, UK.

Following the success of Brulpadda and confirmation of the play potential, TOTAL and its partners plan to acquire 3D seismic this year, followed by up to four exploration wells on this license.

The Block 11B/12B covers an area of 19,000 square kilometers, with water depths ranging from 200 to 1,800 meters, and is operated by TOTAL with a 45% working interest, alongside Qatar Petroleum (25%), CNR international (20%) and Main Street, a South African consortium (10%).

New Discovery in the North Sea

On January 29, 2019, TOTAL announced a new significant discovery in the North Sea offshore U.K., on the Glengorm prospect located in the Central Graben.

The well was drilled to a final depth of 5,056 meters and encountered 37 meters net gas and condensate pay in a high quality Upper Jurassic reservoir.

Further drilling and testing will be carried out to appraise resources and the productivity of the reservoir.

The discovery is located on the P2215 license, which was previously part of the Maersk Oil portfolio, in water depth of about 80 meters, close to existing infrastructures operated by TOTAL and offering tie-back possibilities, such as the Elgin-Franklin platform and the Culzean project, scheduled to start production this year. It also presents some upside potential with several other prospects already identified on the same block.

TOTAL holds a 25% working interest in the Glengorm discovery, alongside CNOOC Petroleum Europe Limited, a wholly-owned subsidiary of CNOOC Limited (50%, operator) and Euroil, a wholly-owned subsidiary of Edison E&P SpA (25%).

TOTAL became a founding member of the new global Alliance to End Plastic Waste

On January 16, 2019, TOTAL announced its participation in the creation of an alliance of global companies from the plastics and consumer goods value chain to advance solutions to help end plastic waste in the environment, especially in the ocean.

The cross value chain Alliance to End Plastic Waste (the "Alliance"), currently made up of nearly thirty member companies located throughout the world, has committed over $1.0 billion with the goal of investing $1.5 billion over the next five years to help end plastic waste in the environment. The Alliance will develop and bring to scale solutions that will minimize and manage plastic waste and promote solutions for used plastics by helping to enable a circular economy.

The Alliance is a not-for-profit organization that includes companies that make, use, sell, process, collect, and recycle plastics. This includes chemical and plastic manufacturers, consumer goods companies, retailers, converters, and waste management companies, also known as the plastics value chain. The Alliance has been working with the World Business Council for Sustainable Development as a founding strategic partner.

The Alliance membership represents global companies located throughout North and South America, Europe, Asia, Southeast Asia, Africa, and the Middle East. The following companies are the founding members of the Alliance: BASF, Berry Global, Braskem, Chevron Phillips Chemical Company LLC, Clariant, Covestro, Dow, DSM, ExxonMobil, Formosa Plastics Corporation, U.S.A., Henkel, LyondellBasell, Mitsubishi Chemical Holdings, Mitsui Chemicals, NOVA Chemicals, OxyChem, PolyOne, Procter & Gamble, Reliance Industries, SABIC, Sasol, SUEZ, Shell, SCG Chemicals, Sumitomo Chemical, TOTAL, Veolia, and Versalis (Eni).

Results of the option to receive the 2018 second interim dividend in shares

On January 8, 2019, TOTAL announced that the Board of Directors of TOTAL S.A. met on December 12, 2018, and declared a 2018 second interim dividend of €0.64 per share and offered, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of June 1, 2018, the option for shareholders to receive the 2018 second interim dividend in cash or in new shares of the Company.

The period for exercising the option ran from December 18, 2018 to January 2, 2019. At the end of the option period, 4% of rights were exercised in favor of receiving the payment for the 2018 second interim dividend in shares.

1,212,767 new shares were issued, representing 0.05% of TOTAL S.A.’s share capital on the basis of the share capital as of December 31, 2018. The share price for the new shares issued as payment of the 2018 second interim dividend was set at €48.27 on December 12, 2018. The price was equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors’ Meeting of December 12, 2018, reduced by the amount of the 2018 second interim dividend, without any discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on January 10, 2019. The shares carried immediate dividend rights and were fully assimilated with existing shares already listed.

In line with the shareholder return policy announced on February 8, 2018, in order to avoid any dilution linked to the issuance of new shares, the Group will buy back these newly issued shares with the intention to cancel them.

The remaining cash dividend paid to shareholders who did not elect to receive the 2018 second interim dividend in shares amounted to €1,608 million and the date for the payment in cash was January 10, 2019.

Nigeria: TOTAL started up production of the Egina field

On January 8, 2019, TOTAL announced the startup of production on December 29, 2018 from the Egina field, located in around 1,600 meters of water depths, 150 kilometers off the coast of Nigeria. At plateau, the Egina field is expected to produce 200,000 barrels of oil per day, which represents about 10% of Nigeria’s production.

The Floating Production Storage and Offloading (FPSO) unit used to develop the giant Egina field is the largest one TOTAL has ever built. This project has also involved a record level of local contractors. Six of the eighteen modules on the FPSO were built and integrated locally, and 77% of hours spent on the project were worked locally. Startup was achieved close to 10% below the initial budget, which represents more than US$1 billion of CAPEX savings, due in particular to excellent drilling performance.

Initially discovered in 2003, the Egina field is the second development in production on the Oil Mining Lease (OML) 130 following the Akpo field, which started-up in 2009. The Preowei field is another large discovery on this block for which an investment decision is expected to be made by 2020.

Total Upstream Nigeria Limited operates OML 130 with a 24% interest, in partnership with Nigerian National Petroleum Corporation (NNPC), South Atlantic Petroleum - SAPETRO Ltd. (15%), CNOOC E&P Nigeria Limited, a wholly owned subsidiary of CNOOC Limited (45%) and Petrobras Oil and Gas BV (16%).

Angola : TOTAL will launch a fuel retail network with Sonangol

On December 21, 2018, TOTAL announced an agreement with state-owned Sonangol to develop joint activities in the downstream petroleum sector in Angola. Already long-term partners in the upstream business, the two companies decided to establish a joint venture company to develop a common retail and distribution activity in the country.

While developing B2B activities, the TOTAL-Sonangol joint venture will initially focus on fuel distribution and lubricants sales on the B2C segment, starting with a network of service-stations under the TOTAL brand.

Depending on the outcome of the ongoing deregulation efforts, TOTAL also intends to address through this partnership both petroleum products logistics and supply, including imports and primary storage of refined products.

Under the current agreement, Sonangol will bring in 45 already existing urban and highway service stations, with a key presence on selected locations in 10 coastal and central provinces. TOTAL will work alongside Sonangol to rapidly develop this network, in order to meet the highest international retail standards and improve fuel quality distribution throughout the country. The joint venture will invest in both infrastructures and marketing activities and will benefit from TOTAL’s expertise in retail and its customer-minded approach.

The transaction is subject to competition authorities’ review.

Brazil: TOTAL and Petrobras took new steps forward in the scope of their strategic alliance

On December 21, 2018, TOTAL and Petrobras announced that they have achieved significant progress in the scope of their strategic alliance, signed in March 2017:

•  The first concrete results of jointly implemented R&D projects. Examples of such work include in particular:

-        With regard to artificial intelligence: new automatic techniques to identify geological faults, leading to significant efficiency gains.

-        With regard to low permeability reservoirs: new processes and tools to locate the potentially most productive areas, with direct applications on fields like Sururu (Iara concession).

•  The transfer of rights of the remaining 10% interest from Petrobras to TOTAL in the Lapa field for a consideration of US$50 million.

Following this transaction, which remains subject to approval by the relevant Brazilian authorities, TOTAL, operator of the field located in the pre-salt Santos Basin, will hold a 45% working interest alongside Shell (30%) and Repsol-Sinopec (25%).

•  The signing of a binding Master Agreement between Total Eren and Petrobras for the creation of a joint venture by July 31, 2019 to develop onshore projects in the solar and wind segments in Brazil.

The joint venture will look to build up to 500 MW of installed capacity over the next five years.

In addition, TOTAL and Petrobras expect to keep pursuing new business opportunities in the natural gas chain in Brazil.

Research & Innovation: TOTAL in the heart of Paris-Saclay Cluster

On December 18, 2018, Patrick Pouyanné, Chairman & Chief Executive Officer of TOTAL, announced the planned opening of a new research & innovation center in the heart of École Polytechnique cluster at Saclay. The new center is expected to officially open by 2022.

This new center is a major project for TOTAL, putting the Group at the heart of a global innovation ecosystem. Eventually, Saclay will be home to 20-25% of the French scientific research community. The center will also add to TOTAL'S investments in research and innovation in France. The Group already employs 1,400 researchers in seven centers as well as 1,000 agreements with academic partners worldwide.

Thanks to the proximity to the Saclay ecosystem, the Group expects to strengthen its open innovation initiative and its partnerships with internationally recognized research teams. The new Total Research & Innovation Center will tackle the main energy and technological challenges of our society. Two areas of work will be prioritized: digital, especially Artificial Intelligence (AI), and low-carbon power management, in pursuit of sustainable and responsible development.

TOTAL took the opportunity of this announcement to realize its commitment to work alongside several key organizations of the cluster on two new initiatives in renewable energy and energy efficiency:

•  A partnership with École Polytechnique to develop technology related to low-carbon energies. TOTAL will fund a chair at École Polytechnique called "Meeting the technological challenges of responsible energy" as part of the Trend-X initiative. The chair will assist research on capturing and storing solar power as well as the development of smart building energy management, and integrate such work into university courses.

•  The Ile-de-France Photovoltaic Institute (IPVF) to advance the development of solar power. TOTAL has joined forces with a number of partners (EDF, the CNRS, École Polytechnique, Air Liquide, Horiba and Riber) to give life to this new center of excellence dedicated to research on solar power and its integration into power grids.

Australia: in line with its discipline on capital allocation, TOTAL reduced its stake in Ichthys LNG by 4%

On December 13, 2018, TOTAL announced that it signed an agreement to divest a 4% interest in the Ichthys liquefied natural gas (LNG) project in Australia to operating partner INPEX for an overall consideration of US$1.6 billion. The transaction, which is subject to Australian regulatory approvals, reduces TOTAL’s interest in the asset to 26%.

At full capacity, the Ichthys offshore facilities and the two-train onshore liquefaction plant are expected to supply 8.9 million tons per year (Mt/y) of LNG and 1.65 Mt/y of liquefied petroleum gas (LPG), along with 100,000 barrels of condensate per day.

The first LNG cargo was exported on October 22, 2018, the first offshore condensate cargo was exported on October 1, 2018, and the first LPG cargo was exported on November 16, 2018. The two LNG trains are now fully operational.

Share capital decrease by way of treasury shares cancellation

The Board of Directors met on December 12, 2018 and decided, under the conditions set forth at the Extraordinary Shareholders’ Meeting on May 26, 2017, to proceed with the cancellation of 44,590,699 treasury shares repurchased from February 9 to October 11, 2018 as part of TOTAL S.A.’s shareholder return strategy announced on February 8, 2018, representing 1.66% of the share capital.

These 44,590,699 treasury shares include:

-      firstly, 28,445,840 shares newly issued, with no discount, as part of the scrip dividend paid for the second and third interim dividends, as well as the balance, for the 2017 fiscal year ; and

-      secondly, 16,144,859 shares repurchased as part of the share buyback within the limit of an amount of $5 billion over 2018-2020.

This transaction had no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares and earnings per share.

Following the cancellation of these shares, the number of shares of TOTAL S.A. was  2,640,602,007 and the number of voting rights that could actually be exercised at the Shareholders’ Meeting was 2,770,811,788. The total number of voting rights (referred to as ‘theoretical voting rights’) attached to these 2,640,602,007 shares was 2,798,611,254, including the 27,799,466 treasury shares held by TOTAL S.A., for cancellation and share performance plans, and did not have any actual voting rights attached.

TOTAL announces the distribution of its second 2018 interim dividend

The Board of Directors met on December 12, 2018 and declared the distribution of a second interim dividend for the 2018 fiscal year of €0.64 per share, in accordance with the Board’s decision on July 25, 2018, an amount equal to the first 2018 interim dividend and an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. The Board of Directors also decided to offer, under the conditions of the fourth resolution of the Combined Shareholders’ Meeting on June 1, 2018, the option for shareholders, including holders of its American Depositary Shares listed on the New York Stock Exchange (ADS), to receive this second interim dividend either in cash or in new shares of the Company.

See "Results of the option to receive the 2018 second interim dividend in shares" above.

TOTAL strengthens its exploration position In Mauritania

On December 12, 2018, TOTAL announced that TOTAL and the Ministry of Petroleum, Energy and Mines of Mauritania signed an agreement awarding TOTAL two new exploration and production contracts for Blocks C15 and C31 deep offshore Mauritania, covering an area of 14,175 square kilometers. According to the terms of the contracts, TOTAL will be the operator of these two blocks with a 90% interest , with the Société Mauritanienne des Hydrocarbures et de Patrimoine Minier (SMHPM) holding the remaining 10%.

Combined with its participation interest and operatorship in Blocks C7, C9 and C18, the award of these new blocks strengthens TOTAL’s position in the emerging hydrocarbons basin offshore Mauritania.

From Mauritania to Senegal, Ivory Coast and Nigeria, this core area comprises half of TOTAL’s acreage in Africa, as the Mauritanian basin remains one of the most promising. According to its exploration program, TOTAL plans to drill a well on Block C9 in 2019.

Russia: Yamal LNG starts up Train 3 twelve months ahead of schedule and achieves its full capacity

On December 11, 2018, TOTAL announced the start of liquefied natural gas (LNG) exports from the third train of the Yamal LNG project in Russia, on the occasion of the inauguration of Train 3 of the Yamal LNG project in the presence of the Prime Minister of Russia Dmitry Medvedev. This was achieved a year ahead of the initial schedule and within the original budget. The Yamal plant reached its full planned capacity of 16.5 million tons per year less than a year after the first shipment of LNG from the project in December 2017. Furthermore, this start-up occurred one week after Yamal LNG shipped its one hundredth LNG cargo.

French Guyana: TOTAL committed to carry out its exploration campaign with transparency

On December 11, 2018, TOTAL announced it was ready to start its exploration campaign on the Guyane Maritime license, located 150 kilometers off the French Guyana coast, in the days following the arrival of the drilling ship on site, as authorized by the prefectural decree dated October 22, 2018.

TOTAL’s objective on the Guyane Maritime license is to drill one last exploration well, following the five formerly drilled between 2011 and 2013 in order to conclude definitively whether an exploitation phase is relevant.

Electric Mobility & Innovation : TOTAL launches a pioneering line of fluids for electric and hybrid vehicles

On December 5, 2018, TOTAL announced it was solidifying its position as a key player in electric mobility by launching an innovative line of fluids for electric and hybrid vehicles. Produced as a result of important efforts of the Group’s R&D teams, these products have been specially developed to meet the cooling and lubrication needs of the various components of these new types of engines and to ensure that they remain in peak condition throughout their lifetime.

Two new product lines are now available to automakers: Total Quartz EV Fluid, for light vehicles, and Total Rubia EV Fluid, for industrial & utility vehicles and electric buses.

Marketed by Total Lubricants, these products join the other electric mobility solutions TOTAL offers through a variety of concrete applications for charging, storage, and fleet management.

Thailand: Total Corbion PLA starts-up its 75,000 tons per year bioplastics plant

On December 3, 2018, TOTAL announced the start-up by Total Corbion PLA, a 50/50 joint venture between TOTAL and Corbion, of its 75,000 tons per year PLA (Polylactic Acid) bioplastics plant in Rayong, Thailand. The plant has successfully produced Luminy® PLA resins. This bioplastic provides a valuable contribution towards the circular economy being 100% renewable and biodegradable and offering multiple environmentally-friendly waste solutions.

The new facility is expected to produce a broad range of Luminy® PLA resins from renewable, non-GMO sugarcane sourced locally in Thailand: from standard PLA to innovative, high heat PLA and PDLA(1) with unique properties. The products are expected to meet customers’ needs in a wide range of markets notably packaging, consumer goods, 3D printing, fibers and automotive and are specifically optimized for extrusion, thermoforming, injection molding and fiber spinning processes.

Total Corbion PLA will leverage on the integration with its lactide plant, the monomer required for the production of PLA, that has simultaneously been expanded to 100,000 tons per year production capacity. Furthermore, the 1,000 tons per year PLA pilot plant, which has been operational since the end of 2017, is located on the same site and will be used for product development.

The start-up marks a major milestone for both the joint venture and the bioplastics market. With this additional 75,000 tons per year facility, the global production of PLA bioplastics will increase by almost 50% to 240,000 tons per year. PLA is a fast-growing polymer market with an estimated annual growth rate of 10% to 15%.

South Korea: Hanwha Total Petrochemical Invests in a new polypropylene plant to expand its Refining & Petrochemicals platform

On December 3, 2018, TOTAL announced that Hanwha Total Petrochemical, a 50/50 joint venture between TOTAL and Hanwha, will invest nearly $500 million to further expand its Daesan integrated refining and petrochemical complex in South Korea. The planned investment is expected to increase polypropylene capacity by close to 60% to 1.1 million tons per year by the end of 2020. The ethylene capacity is simultaneously expected to increase by 10% to 1.5 million tons.

____________

(1)    Poly D-Lactic Acid

This project complements the ongoing investments totaling $750 million to increase the complex's ethylene production capacity by 30% to 1.4 million tons per year by mid-2019 and to expand polyethylene production capacity by 50% to 1.1 million tons by end-2019. All these investments are designed to take advantage of competitively priced propane feedstock, which is abundantly available due to the shale gas revolution in the United States. With this new investment, Daesan will be in a position to capture margins across the propylene-polypropylene value chain, as it already does in the ethylene-polyethylene value chain.

The additional production of high-value-added polymers will allow the complex to meet local demand and supply the fast-growing Asian market.

Brazil: TOTAL enters the fuel retail sector with the acquisition of Grupo Zema distribution business

On November 22, 2018, TOTAL announced that it entered into an agreement with Brazilian company Grupo Zema to acquire its fuel distribution company Zema Petróleo, its reseller and retailer arm Zema Diesel as well as its importation company Zema Importacao.

Zema Petróleo currently manages an extensive branded network of 280 dealer-operated service stations and several oil products and ethanol storage facilities, most of them located in the states of Minas Gerais, Goiás and Mato Grosso. It also carries a supply activity to third party retail stations in the same regions.

The Group intends to expand its activities in the area with the objective of doubling the number of branded stations within 5 years, particularly throughout the Southeast and Central-West regions in Brazil.

The rebranding of the current 280 service stations will start in 2019 and new flagships stations will be open on selected locations. TOTAL will offer Brazilian consumers and business customers the company’s full lineup of fuels, including its Total Excellium premium fuel, high-tech lubricants and a broad range of products & services.

TOTAL signed a Memorandum of Understanding with the State of Papua New Guinea on the key terms of the gas agreement for the Papua LNG Project and launched engineering studies

On November 16, 2018, TOTAL announced that TOTAL and its partners ExxonMobil and Oil Search signed a Memorandum of Understanding (MoU) with the Independent State of Papua New Guinea defining the key terms of the gas agreement for the Papua LNG Project.

The MoU was signed during the Asia Pacific Economic Conference (APEC) in Port Moresby, in presence of Peter O’Neill, Prime Minister of Papua New Guinea, and Patrick Pouyanné, Chairman and CEO of TOTAL. The proposed gas agreement is expected to be finalized by Q1 2019.

TOTAL is the operator of the Elk and Antelope onshore fields and is the largest shareholder in PRL-15 with a 31.1% interest, alongside partners ExxonMobil (28.3%) and Oil Search (17.7%), after the State back-in right of 22.5%.

The Papua LNG Project will encompass two LNG trains of 2.7 MTPA each and will be developed in synergy with the existing PNG LNG project facilities. TOTAL and its partners agreed to launch the first phase of the engineering studies of this project.

TOTAL and ADNOC joined forces to launch unconventional gas exploration in Abu Dhabi

On November 12, 2018, TOTAL announced that TOTAL and Abu Dhabi National Oil Company (ADNOC) signed a concession agreement to launch an unconventional gas exploration program in the high potential Diyab play that spreads over 6,000 km2 to the west of the prolific ADNOC Onshore concession, in Abu Dhabi.

The concession allows for two exploration and appraisal phases for a period of up to 7 years, followed by a 40 year development and production period. TOTAL will operate the exploration phase of this new concession with a 40% interest, while ADNOC will hold the remaining 60% interest. In case of positive exploration, this multi-Tcf opportunity will be developed in stages in line with the growing gas demand in the UAE and potential export opportunities.

This agreement is a result of close cooperation between ADNOC and TOTAL towards identifying ways of unlocking the unconventional gas potential in Abu Dhabi, with TOTAL bringing its expertise, personnel and technical know-how.

Angola: TOTAL inaugurated the Kaombo project and reiterated its commitment to the country with new investments

On November 10, 2018, the Angolan State Minister for Economic and Social Development, Manuel Nunes Junior, the Chairman and CEO of TOTAL, Patrick Pouyanné, and the Chairman of the Board of Directors of Sonangol, Carlos Saturnino, inaugurated the Kaombo project, which came on stream in July and is located deep offshore on Block 32,260 kilometers off the coast of Luanda.

During the ceremony, TOTAL also announced the continuation of its development program in the country, following on from the launch of the Zinia 2 project in May. The Group, along with its partners, has notably taken two investment decisions on Block 17, located deep offshore 150 kilometers off the coast of Angola, to develop satellite fields that will be tied back to existing infrastructure and is expected to quickly bring additional production.

-      The CLOV phase 2 project, which requires drilling 7 additional wells, with first oil expected in 2020 and a production plateau of 40,000 barrels of oil per day (bopd).

-      The Dalia phase 3 project, which requires drilling 6 additional wells, with first oil expected in 2021 and a production plateau of 30,000 bopd.

Zinia 2, CLOV 2 and Dalia 3 will develop additional resources, and further extend the profitability of this prolific block, with over 2.6 billion barrels already produced.

TOTAL and Sempra Energy signed a Memorandum of Understanding for the development of North American LNG export projects

On November 5, 2018, TOTAL and Sempra Energy announced that they entered into a Memorandum of Understanding (MOU) that provides the framework for cooperation in the development of North American liquefied natural gas (LNG) export projects. The scope of the MOU covers continuing the development of the Cameron LNG liquefaction-export project in Louisiana and Energía Costa Azul (ECA) liquefaction-export project in Baja California, Mexico.

The MOU between Sempra Energy and TOTAL contemplates TOTAL potentially contracting for up to approximately 9 million tons per annum (Mtpa) of LNG offtake across Sempra Energy’s LNG export development projects on the U.S. Gulf Coast and West Coast of North America, specifically Cameron LNG Phase 2 and Energia Costa Azul (ECA) LNG. TOTAL, which is already a partner of Cameron LNG joint venture with a 16.6% stake, also may acquire an equity interest in ECA LNG.

The $10 billion Phase 1 of the Cameron LNG joint-venture liquefaction-export project includes three liquefaction trains with approximately 14 Mtpa of export capacity under construction in Louisiana. Commissioning of the first train is now under way and all three trains are expected to be producing LNG in 2019. Phase 2 of the Cameron LNG project, previously authorized by FERC and being developed jointly by the Cameron LNG co-owners, encompasses up to two additional liquefaction trains and up to two additional LNG storage tanks with approximately 9 Mtpa of capacity.

ECA Phase 1 is a one-train facility with an expected total export capacity of 2.5 Mtpa, utilizing the existing LNG receipt terminal’s tanks, loading arms and berth. ECA Phase 2 is expected to have additional export capacity of 12 Mtpa of LNG. The ECA project is located in Baja California, Mexico and will be supplied with natural gas from the United States.

Development of LNG export facilities is subject to a number of risks and uncertainties, including obtaining binding customer commitments, required regulatory approvals and permits, securing financing, completing the required commercial agreements and other factors, as well as reaching a final investment decision. The ultimate participation by TOTAL remains subject to finalization of definitive agreements, among other factors.